UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
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SEC FILE NUMBER 001-35436

CUSIP NUMBER G87264100

(Check One):	☐Form 10-K	☐Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: November 30, 2013

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

TECNOGLASS INC.

Full Name of Registrant

ANDINA ACQUISITION CORPORATION

Former Name if Applicable

Avenida Circunvalar a 100 mts de la Via 40

Address of Principal Executive Office (Street and Number)

Barrio Las Flores Barranquilla, Colombia

City, State and Zip Code

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, NBSAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2013 was unable to be completed in time without unreasonable effort and expense to the Company because the Company, until its recently completed business combination, did not have a full-time administrative and accounting staff. As a result of the foregoing, the Company was unable to accurately and completely compile the information required to be included in the Form 10-Q within the prescribed time period.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jose Daes (Name)	(57)(5) (Area Code)	3734000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).		☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its Form 10-Q for the quarter ended November 30, 2013 will contain results of operations that reflect a significant change from the quarter ended November 30, 2012. For the quarter ended November 30, 2013, the Company expects to record a net loss of $3,451,785, compared to a net loss of only $952,536 for the quarter ended November 30, 2012. The difference is attributable to increased professional fees and travel expenses in connection with the now completed business combination with Tecnoglass S.A. and C.I. Energia Solar S.A. E.S. Windows, and to an anticipated loss of $3,132,000 related to the fair value of warrants. For the nine months ended November 30, 2013, the Company anticipates a net loss of $3,797,967, compared to a net loss of $11,035,838 for the nine months ended November 30, 2012, due primarily to a loss of $10,738,000 related to the fair value of warrants.

TECNOGLASS INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 14, 2014	By:	/s/ Jose Daes
Jose Daes, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).